UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ Annual	Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For fiscal year ended December 31, 2011

☐ Transition	Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to _____________

Commission File Number: 001-133354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&I Retirement Program

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 27, 2012. The required financial statement schedule is included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of Baker Tilly Virchow Krause, LLP.

M&I Retirement

Program

Financial Statements as of and for the

Years Ended December 31, 2011 and 2010,

Supplemental Schedule as of December 31, 2011 and

Report of Independent Registered Public Accounting

Firm

M&I Retirement Program

December 31, 2011 and 2010

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010		2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010		3

Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010		4-17

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011		19

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

M&I Retirement Program:

We have audited the accompanying statements of net assets available for benefits of M&I Retirement Program (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Marshall & Ilsley Corporation’s Board of Directors adopted a resolution to terminate the Plan, subject to Internal Revenue Service approval. Effective July 5, 2011, all participants became 100% vested in their accounts.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin

July 12, 2012

M&I RETIREMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments — at fair value:
Interest in Master Trusts	$305,967,827	$323,099,830
Investments	556,466,024	567,709,073

Total investments	862,433,851	890,808,903

Receivables:
Notes receivable from participants	14,466,666	12,836,278
Accrued income	514,509	436,034
Employer contributions — net of forfeitures of $629,570 in 2010	—	19,216,934
Employee contributions	—	1,194,493

Pending trades	168,590	—

Total receivables	15,149,765	33,683,739

Total assets	877,583,616	924,492,642

LIABILITIES — Payable for pending trades	—	1,356,207

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	877,583,616	923,136,435
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INVESTMENT IN COMMON COLLECTIVE TRUST RELATED TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(2,688,866)	(1,345,915)

NET ASSETS AVAILABLE FOR BENEFITS	$874,894,750	$921,790,520

See notes to financial statements.

M&I RETIREMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:
Contributions:
Employer	$40,193,724	$19,216,934
Participants	17,553,223	30,762,716
Participant rollovers	562,920	2,125,552

Total contributions	58,309,867	52,105,202

Net appreciation in fair value of mutual fund investments	—	54,317,593
Dividends	7,766,055	5,548,297
Income from interest in Master Trusts	—	58,314,536
Interest	3,610,345	3,155,147
Interest on notes receivable from participants	442,374	135,874

Total additions	70,128,641	173,576,649

DEDUCTIONS:
Benefits paid to participants	(95,438,681)	(80,286,197)
Net depreciation in fair value of mutual fund investments	(14,639,685)	—
Loss from interest in Master Trusts	(6,901,031)	—
Administrative expenses	(45,014)	(47,369)

Total deductions	(117,024,411)	(80,333,566)

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(46,895,770)	93,243,083
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	921,790,520	828,547,437

End of year	$874,894,750	$921,790,520

See notes to financial statements.

M&I RETIREMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the M&I Retirement Program (the “M&I Plan” or the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all legacy employees of Marshall & Ilsley Corporation (the “Corporation” or “M&I”), who was the sponsor and administrator of the Plan through July 5, 2011. Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, served as the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On July 6, 2011, the Corporation and Bank of Montreal (“BMO”) completed a merger, under which BMO acquired all outstanding shares of common stock of the Corporation in a stock-for-stock transaction, which was approved by the Corporation’s Board of Directors, the Board of Directors of BMO, and the Corporation’s shareholders.

Effective July 6, 2011, BMO Harris Bank N.A. became the successor sponsor and administrator of the Plan. Marshall & Ilsley Trust Company, a part of BMO Financial Group, remains the trustee and recordkeeper of the Plan.

Plan Termination — The Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Per the terms of the merger agreement, the Corporation’s Board of Directors adopted a resolution on July 5, 2011 to terminate the Plan. Effective July 5, 2011, all participants became 100% vested in their accounts. Prior to the final distribution of the assets in the Plan, BMO Harris Bank N.A. is seeking Internal Revenue Service (“IRS”) approval of the termination. On April 27, 2012, BMO Harris Bank N.A. filed Form 5310 with the IRS seeking advance determination on the qualification status of the Plan, which is expected to take up to 18 months following this filing. Following the receipt of the IRS determination, all remaining Plan participants will receive a distribution of their account balances based on their distribution election, which will be collected at that time. Distributions can be requested in cash, or as a direct rollover to an IRA or other qualified retirement plan. In addition, active employees will be able to roll over their account balance into the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris.

Eligibility — Effective July 5, 2011, no new participants have been enrolled into the Plan. Previously, all employees of the Corporation and subsidiaries who had completed one year of continuous service, as defined by the Plan, were eligible to receive employer profit sharing contributions, excluding interns, co-op and in-roads employees. Eligible employees were eligible to elect to make deferrals upon the date of hire.

Contributions — The final contributions to the Plan were made on July 5, 2011. Previously, participant designated, under a salary reduction agreement, the amount of the annual contribution (0% to 50% of compensation, as defined), subject to Internal Revenue Code (“IRC”) limitations. Participants made these contributions on a pre-tax, a Roth after-tax basis, or any combination of both.

Employees could change the rate of the annual contribution as often as they wish; however prior contributions cannot be reclassified between pre-tax and after-tax. Participants who reached at least age 50 by the end of the plan year had the ability to make 401(k) catch-up contributions, subject to IRS limitations.

The Corporation made a matching contribution of 50%, up to a maximum of 6% of the participant’s compensation, following one year of service. The Corporation also made profit sharing contributions, which consist of both guaranteed and discretionary contributions. Percentages that are discretionary were determined by the Corporation’s Board of Directors on an annual basis. The Corporation made profit sharing contributions of 2% guaranteed, 4% discretionary of eligible compensation for plan year ended December 31, 2010. This was paid in 2011 after effective merger on July 5, 2011. The Corporation made a final discretionary profit sharing contribution of 6% of eligible compensation paid through July 5, 2011 for the year ended December 31, 2011.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the participant’s share of Corporation contributions, and allocations of the Plan’s income (loss). Any related administrative expenses based on participant earnings or account balances are deducted from the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Effective July 5, 2011, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. Previously, all employee contributions and Corporation matching contributions and related income were fully vested at all times. Corporation profit sharing contributions for the years ended December 31, 2011 and 2010, vested at the earliest of the following dates:

a.	The dates the participant completes years of vesting service, as defined by the Plan in the following table.

Years of Vested Service	Vesting Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	100%

b.	The date of the participant’s death while employed by the Corporation and subsidiaries.

c.	The date of participant’s attainment of age 65 or earlier disability.

d.	The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the Corporation at a time when the participant is employed by the Corporation or by a subsidiary.

e.	The date the participant’s employment terminates due to reduction in force.

Corporation profit sharing contributions for years prior to 2007 vested on the earliest of the date the participant completes 5 years of vesting service, the participants death, the participants attainment of age 65 or earlier disability, the date of termination of the Plan, or the date the participant’s employment terminates due to a reduction in force.

Investment Options — Participants may direct their pre-tax 401(k), match, Roth, rollover and Corporation profit sharing contributions and any related earnings thereon into various investment options designated by the Plan’s investment committee in 1% increments. Participants are able to change their investment elections daily.

On October 1, 2009, Fidelity National Information Services, Inc. (“FIS”) acquired Metavante. Shares of Metavante were converted to shares of FIS and the name of the investment option was changed from the Metavante Stock Fund to the FIS Stock Fund.

Up until December 31, 2010, participants invested in the FIS Stock Fund were able to diversify their investment out of the fund, but not able to direct new contributions into it. Beginning December 15, 2010, the Plan began to sell shares of the FIS Stock Fund and, as of December 31, 2010, the FIS Stock Fund was no longer offered in the Plan. Proceeds from the sale of the FIS Stock Fund initiated by the Plan were reinvested as per the participants’ specific instructions, if provided. Participants who did not provide specific instructions for the reinvestment of proceeds resulting from an FIS Stock Fund sale initiated by the Plan had their proceeds reinvested in their investment election for future contributions in effect at the time.

Notes Receivable from Participants — Prior to July 1, 2010, the Plan did not offer loans to active participants and any participant loans were obtained through plan mergers due to acquisitions. Beginning July 1, 2010, the Plan offered participants the opportunity to take a loan from their retirement account balance in an amount ranging from $1,000 to $50,000 (limited to no more than one-half of their vested account balance). Participant loans are repayable through payroll deductions and may have original terms of 1 to 25 years. The interest rate is based on prevailing market conditions at the time the loans are made and are fixed over the life of the note. The Plan requires full repayment of any outstanding participant loan balance if employment with the Corporation ends for any reason.

Payment of Benefits — Upon termination, death, retirement, in the event of disability, as defined or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment (excluding profit sharing for any hardship withdrawal). Participants who are 59  1/2 or older may take in-service withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions — Contributions from employees are recorded in the period the employer makes corresponding payroll deductions. Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

Investment Valuation — All investments are stated at fair value, except the M&I Stable Principal Fund (the “Stable Principal Fund”), whose investments include synthetic and traditional guaranteed investment contracts (“GICs”) which meet the definition of “fully benefit-responsive investment contracts.” An investment contract is considered fully benefit-responsive if all of the following criteria are met for that contract, analyzed on an individual basis:

•

The investment contract is affected directly between the fund and the issuer and prohibits the fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

•

Either (1) the repayment of principal and interest credited to participants in the fund is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the fund on a designated pool of investments held by the fund or the contract issuer whereby a financially responsible third party, through a contract generally referred to as a wrapper, must provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

•	The terms of the investment contract require all permitted participant-initiated transactions with the fund to occur at contract value with no conditions, limits, or restrictions.

•

An event that limits the ability of the fund to transact at contract value with the issuer and that also limits the ability of the fund to transact at contract value with the participants in the fund must be probable of not occurring.

•	The fund itself must allow participants reasonable access to their funds.

Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the fund would pay or receive if they were to initiate contributions or withdrawals. Therefore, the fair value stated in investments is adjusted to contract value on the statements of net assets available for benefits for fully-benefit responsive investment contracts. The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts. There are no limitations on guarantees of the contracts.

Notes Receivable from Participants — Notes receivable from participants are stated at their unpaid principal balance plus any accrued and unpaid interest. Notes receivable from participants were $14,466,666 and $12,836,278 as of December 31, 2011 and 2010, respectively, with interest rates ranging from 3.25% to 9.25%.

Income Recognition — Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets available for benefits reflect income credited to participants and net appreciation or depreciation in the fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trustee fees were paid by the Corporation. Significantly all other administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2011 and 2010.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to participants who elected benefit payments but were not yet paid as of December 31, 2011 and 2010 were $1,515,452 and $681,639, respectively.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, equity securities and a common collective trust that holds synthetic and traditional GICs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements. Synthetic and traditional GICs, which meet the definition of fully benefit-responsive, are carried at contact value. If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures,” which requires new disclosures and provides clarification of existing disclosures about fair value measurements. More specifically, this update requires: (a) an entity to disclose separately the amounts of significant transfers in and out of levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for fair value measurements using significant unobservable inputs (level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using level 2 and level 3 inputs.

The update was effective for 2011, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the rollforward activity of level 3 fair value measurements. Those disclosure requirements will be effective for 2012. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement,” which aligns disclosures related to fair value between accounting principles generally accepted in the United States of America (“U.S. GAAP”) and International Financial Reporting Standards. The standards update includes changes to the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and changes to the disclosure of information about fair value measurements. More specifically, the changes clarify the intent of the FASB regarding the application of existing fair value measurements and disclosures as well as changing some particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This update will be effective for the Plan in 2012. The Plan is evaluating the impact that the application of this update will have on its financial statements.

Reclassifications — Certain reclassifications have been made to the 2010 financial statements to conform to classifications used in 2011.

Subsequent Events — M&I has evaluated subsequent events through July 12, 2012, the date that the accompanying financial statements were available to be issued.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.

A three-tier hierarchy is used to measure fair value based on the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. These inputs are summarized into three broad levels described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value — Following is a description of the valuation methodologies used for measuring the fair value of investments:

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets (mutual funds and common stock) owned by the trust, minus its liabilities, and then divided by the number of units outstanding. The fair values of the Interest in Master Trusts are classified within level 2 of the valuation hierarchy as master trust funds (see Note 5).

Mutual Funds —Mutual funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Stable Value Fund —The Stable Principal Fund is primarily invested in traditional and synthetic GICs, a money market fund and, prior to March 25, 2010, interests in a securities lending collateral fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional GIC is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Stable Principal Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt obligations underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or compiled modeled prices from various sources. These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments. Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The fair values of the traditional GICs are determined using a discounted cash flow model. The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

During 2008, the Stable Principal Fund entered into two capital support agreements (“CSAs”), one as of September 30, 2008 with the Trustee and one as of November 30, 2008 with the Corporation. The CSAs were subject to renewals at each quarter-end. As of March 31, 2009, the CSA with the Trustee was terminated and replaced with a single CSA with the Corporation. The CSAs were provided due to volatility in the fixed income securities markets, which the Trustee believed was primarily liquidity-driven. The CSAs required the contribution of capital to the Stable Principal Fund, up to established limits, if the retention or disposition of certain assets of the Stable Principal Fund caused a loss that would otherwise prevent the Stable Principal Fund from valuing certain assets on a cost rather than a market value basis and maintaining a stable net asset value of $1.00 per unit. The fair value of the CSAs to the Stable Principal Fund was generally the intrinsic value of the guarantee.

On March 3, 2010, the trustee of the Stable Principal Fund requested from the Corporation payment of a capital contribution in exchange for terminating the CSA between the Stable Principal Fund and the Corporation. The Corporation agreed to satisfy its capital contribution obligations under the CSA and made payments equal to the difference between the cost and fair value of certain investments to maintain a stable net asset value of $1.00 per unit. The CSA was terminated in its entirety on March 25, 2010.

The fair value of the stable value fund is classified within level 2 of the fair valuation hierarchy.

Common Stock — Common stock is stated at fair value as determined by quoted market prices.

The Interest in Master Trusts, mutual funds, stable value fund, and common stock are stated at fair value on a recurring basis and are categorized in their entirety in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2011 and 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

2011
Interest in Master Trusts	$—	$305,967,827	$—	$305,967,827
Mutual Funds:
Large Cap	192,872,281	—	—	192,872,281
Small Cap	42,331,025	—	—	42,331,025
Mid Cap	61,522,090	—	—	61,522,090
Fixed Income	97,722,445	—	—	97,722,445
International	36,349,923	—	—	36,349,923
Stable Value Fund	—	125,599,368	—	125,599,368
Cash	14,959	—	—	14,959
Common Stock	53,933	—	—	53,933

TOTAL	$430,866,656	$431,567,195	$—	$862,433,851

2010
Interest in Master Trusts	$—	$323,099,830	$—	$323,099,830
Mutual Funds:
Large Cap	208,031,680	—	—	208,031,680
Fixed Income	94,444,844	—	—	94,444,844
Mid Cap	67,213,179	—	—	67,213,179
Small Cap	48,909,697	—	—	48,909,697
International	45,167,012	—	—	45,167,012
Stable Value Fund	—	103,762,484	—	103,762,484
Cash	166,904	—	—	166,904
Common Stock	13,273	—	—	13,273

TOTAL	$463,946,589	$426,862,314	$—	$890,808,903

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits either as of December 31, 2011 or as of December 31, 2010 are as follows:

	2011	2010
BMO Short Intermediate Fund*	$62,255,322	$61,926,340
BMO Large Cap Growth & Income Fund*	49,053,298	55,105,363
M&I Master Trust — Growth Balanced Fund*	103,296,802	105,214,557
M&I Master Trust — Aggressive Stock Fund*	67,633,680	76,717,089
Vanguard Institutional Index Fund	80,544,124	86,125,128
M&I Stable Principal Fund*	125,599,368	103,762,484
M&I Master Trust — BMO Stock Fund*	60,838,007	66,023,464

* Represents party-in-interest

During the years ended December 31, 2011 and 2010, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Net (depreciation) appreciation in fair value of mutual fund investments	$(14,639,685)	$54,317,593

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These master trust accounts (the “Master Trusts”) are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the North Star Financial Corporation 401(k) Plan and the Missouri State Bank & Trust Company Retirement Savings Plan for investment and administrative purposes. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income (loss) in the Master Trusts at December 31, 2011 and 2010 are summarized as follows:

M&I Master Trust — Aggressive Stock Fund

	2011	2010

Investments — whose fair value is determined based on quoted market prices — mutual funds	$67,739,654	$76,861,255

Net assets of the M&I Master Trust — Aggressive Stock Fund	$67,739,654	$76,861,255

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$67,633,680	$76,717,089

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	99.84%	99.81%

Dividend and interest income	$766,595	$663,989
Net (depreciation) appreciation in the fair value of investments — mutual funds	(5,390,680)	12,296,496

Total M&I Master Trust — Aggressive Stock Fund (loss) income	$(4,624,085)	$12,960,485

M&I Master Trust — Growth Balanced Fund

	2011	2010

Investments — whose fair value is determined based on quoted market prices — mutual funds	$103,737,232	$105,656,883

Net assets of the M&I Master Trust — Growth Balanced Fund	$103,737,232	$105,656,883

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$103,296,802	$105,214,557

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	99.58%	99.58%

Dividend and interest income	$2,401,299	$1,977,809
Net (depreciation) appreciation in the fair value of investments — mutual funds	(3,406,494)	11,238,412

Total M&I Master Trust — Growth Balanced Fund (loss) income	$(1,005,195)	$13,216,221

M&I Master Trust — Aggressive Balanced Fund

	2011	2010

Investments — whose fair value is determined based on quoted market prices — mutual funds	$22,924,013	$24,206,561

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$22,924,013	$24,206,561

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$22,885,083	$24,166,864

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	99.83%	99.84%

Dividend and interest income	$384,944	$303,819
Net (depreciation) appreciation in the fair value of investments — mutual funds	(1,087,896)	2,728,411

Total M&I Master Trust — Aggressive Balanced Fund (loss) income	$(702,952)	$3,032,230

M&I Master Trust — Moderate Balanced Fund

	2011	2010

Investments — whose fair value is determined based on quoted market prices — mutual funds	$26,789,794	$21,464,509

Net assets of the M&I Master Trust — Moderate Balanced Fund	$26,789,794	$21,464,509

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$26,691,437	$21,358,411

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	99.63%	99.51%

Dividend and interest income	$697,941	$462,539
Net (depreciation) appreciation in the fair value of investments — mutual funds	(437,367)	1,799,235

Total M&I Master Trust — Moderate Balanced Fund income	$260,574	$2,261,774

M&I Master Trust — Diversified Stock Fund

	2011	2010

Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,653,677	$29,688,576

Net assets of the M&I Master Trust — Diversified Stock Fund	$24,653,677	$29,688,576

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$24,622,818	$29,619,446

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	99.87%	99.77%

Dividend and interest income	$318,265	$291,530
Net (depreciation) appreciation in the fair value of investments — mutual funds	(1,373,915)	3,967,531

Total M&I Master Trust — Diversified Stock Fund (loss) income	$(1,055,650)	$4,259,061

M&I Master Trust — BMO Stock Fund

	2011	2010

Investments — whose fair value is determined based on quoted market prices — common stock	$60,854,499	$66,044,682

Net assets of the M&I Master Trust — BMO Stock Fund	$60,854,499	$66,044,682

Plan’s interest in net assets of the M&I Master Trust — BMO Stock Fund	$60,838,007	$66,023,464

Plan’s interest in M&I Master Trust — BMO Stock Fund as a percentage of the total	99.97%	99.97%

Dividend and interest income	$1,717,193	$362,191
Net appreciation in the fair value of investments — common stock	673,115	15,609,714

Total M&I Master Trust — BMO Stock Fund income	$2,390,308	$15,971,905

M&I Master Trust — FIS Stock Fund

	2011	2010

Net assets of the M&I Master Trust — FIS Stock Fund	$—	$—

Dividend and interest income	$—	$316,148
Net appreciation in the fair value of investments — common stock	—	5,670,702

Total M&I Master Trust — FIS Stock Fund income	$—	$5,986,850

At December 31, 2011, the M&I Master Trust — BMO Stock Fund (formerly the M&I Stock Fund) held 1,089,856 shares of BMO common stock, with a cost basis of $82,552,122. At December 31, 2010, the M&I Master Trust — M&I Stock Fund held 9,257,438 shares of common stock of M&I, the sponsoring employer at that time, with a cost basis of $90,160,585. During the year ended December 31, 2011, the M&I Master Trust — BMO Stock Fund recorded dividend income of $1,532,831 from BMO and $182,968 from M&I. During the year ended December 31, 2010, the M&I Master Trust — M&I Stock Fund recorded dividend income of $360,176 from M&I.

6.	FEDERAL INCOME TAX STATUS

The Plan has obtained a determination letter from the IRS dated December 20, 2005, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Corporation believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan holds shares of mutual funds, a common collective trust, and Master Trusts managed by the Trustee. The Plan also invests in the common stock of the Corporation. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund (see also Note 3).

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the net assets as reported on line 1(l) of the 2011 and 2010 Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$874,894,750	$921,790,520
Less: Amounts allocated to withdrawing participants	(1,515,452)	(681,639)
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract	2,688,866	1,345,915

Net assets available for benefits per the Form 5500	$876,068,164	$922,454,796

The following is a reconciliation of the total additions to plan assets reported in the financial statements to the total income as reported on line 2(k) of Form 5500, Schedule H, Part II for 2011 and 2010:

	2011	2010
Net (decrease) increase in net assets available for benefits per the financial statements	$(46,895,770)	$93,243,083
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract:
Current year	2,688,866	1,345,915
Prior year	(1,345,915)	765,748
Amounts allocated to withdrawing participants:
Current year	(1,515,452)	(681,639)
Prior year	681,639	515,202

Net (loss) income per the Form 5500	$(46,386,632)	$95,188,309

9.	FORFEITURES

Forfeited nonvested accounts are used to reduce Corporation contributions. All forfeitures of $629,570 were used to reduce Corporation contributions during 2010. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.

******

SUPPLEMENTAL SCHEDULE

M&I RETIREMENT PROGRAM

(FEDERAL EMPLOYER IDENTIFICATION NUMBER: 20-8995389; PLAN NUMBER: 007)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	Cash		(a)	$14,959
*	BMO Short Intermediate Fund	Mutual Fund	(a)	62,255,322
*	BMO Mid-Cap Growth Fund	Mutual Fund	(a)	38,206,829
*	BMO Mid-Cap Value Fund	Mutual Fund	(a)	15,425,647
*	BMO Large Cap Growth & Income Fund	Mutual Fund	(a)	49,053,298
*	BMO Large Cap Value Fund	Mutual Fund	(a)	16,752,137
*	M&I Master Trust:
*	Growth Balanced Fund	Master Trust	(a)	103,296,802
*	Moderate Balanced Fund	Master Trust	(a)	26,691,437
*	Aggressive Balanced Fund	Master Trust	(a)	22,885,083
*	Aggressive Stock Fund	Master Trust	(a)	67,633,680
*	Diversified Stock Fund	Master Trust	(a)	24,622,818
*	BMO Stock Fund	Master Trust	(a)	60,838,007
	Vanguard Institutional Index Fund	Mutual Fund	(a)	80,544,124
	Vanguard Mid-Cap Index Fund	Mutual Fund	(a)	7,889,614
	TCW Small-Cap Growth Fund	Mutual Fund	(a)	20,881,294
	Harbor Funds International Fund	Mutual Fund	(a)	22,292,532
	Manning & Napier World Opportunities Fund, Series C	Mutual Fund	(a)	14,057,390
	PIMCO Total Return Fund	Mutual Fund	(a)	35,467,122
	Davis New York Venture Fund	Mutual Fund	(a)	24,634,100
	T. Rowe Price Growth Fund	Mutual Fund	(a)	21,888,623
*	M&I Stable Principal Fund	Common Collective Trust	(a)	125,599,368
	Goldman Sachs Small-Cap Value Fund	Mutual Fund	(a)	21,449,732
*	Participant Loans	Notes Receivable from Participants (at interest rates of 3.25%-9.25%)	$ —	14,466,666
*	BMO Corporation Common Stock	Common Stock	(a)	53,933

				$876,900,517

* Represents a party-in-interest

(a) — These investments are participant-directed; therefore, the cost is not required to be reported.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&I RETIREMENT PROGRAM

Date: July 12, 2012	By:	/s/ Mary P. Wessel
Mary P. Wessel
Vice President Benefits
BMO Harris Bank N.A.,
its administrator